# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: KEYCORP /NEW/, CIK 0000091576
CUSIP: 493267108
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 127 Public Square, Cleveland, Ohio (OH), 44114-1306
Date of event which requires filing of this statement: 12/27/2024
Filed by CIK 0000009631
Persons authorized to receive notices and communications: George Jones, The Bank of Nova Scotia, 40 Temperance Street, Toronto, Ontario Canada (A6), M5H 0B4, (212) 225-5281

## Reporting persons
- THE BANK OF NOVA SCOTIA (CIK 0000009631): type of reporting person: bank (BK); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 162,933,726; shared voting power 47,506; sole dispositive power 162,933,726; shared dispositive power 47,506; aggregate amount beneficially owned 162,981,232 (14.9% of the class)
  Comment: Note to Rows 7 and 9: Includes (i) 162,871,675 Common Shares acquired by the Reporting Person from the Issuer pursuant to the Investment Agreement and (ii) 62,051 Common Shares that the Reporting Person holds on a proprietary basis (each of the foregoing capitalized terms as defined below).
  
  Note to Rows 8 and 10: Includes (i) 43,475 Common Shares that certain wholly owned subsidiaries of the Reporting Person hold solely in a fiduciary capacity as part of the Reporting Person's wealth management businesses, including in client, brokerage and investment accounts, and (ii) 4,031 Common Shares held by a wholly owned subsidiary of the Reporting Person in connection with ordinary course investment banking and financial services activities.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: KEYCORP /NEW/
Address of issuer's principal executive offices: 127 Public Square, Cleveland, Ohio (OH), 44114-1306
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common shares, par value $1.00 per share (the "Common Shares"), of KeyCorp, an Ohio corporation (the "Issuer"), with principal executive offices at 127 Public Square, Cleveland, Ohio 44114-1306.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by The Bank of Nova Scotia, a bank formed under the laws of Canada ("BNS" or the "Reporting Person").
Residence or business address: The address of the principal business and principal office of the Reporting Person is 40 Temperance Street, Toronto, Ontario, Canada M5H 0B4.
Present principal occupation or employment: The Reporting Person is principally engaged in the banking and financial services business.
Criminal convictions in the last five years:
Information regarding each director and executive officer (the "Related Persons") of the Reporting Person is set forth on Schedule I attached hereto.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: Same as (d) above.
Citizenship: Ontario, Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 12, 2024, BNS entered into an Investment Agreement (the "Investment Agreement") with the Issuer, pursuant to which BNS agreed to make an equity investment in the Issuer's Common Shares in two separate tranches, with the closing of each tranche subject to certain specified conditions. On August 30, 2024, the closing of the first tranche occurred (the "First Closing"), with BNS purchasing 47,829,359 Common Shares (the "First Closing Shares") from the Issuer at a price of $17.17 per share, for aggregate consideration of $821,230,094.03. On December 27, 2024, the closing of the second tranche occurred (the "Second Closing"), with BNS purchasing 115,042,316 additional Common Shares (together with the First Closing Shares, the "Investment Shares") from the Issuer at a price of $17.17 per share, for aggregate consideration of $1,975,276,565.72. BNS beneficially owned 14.93% of the issued and outstanding Common Shares as of immediately following the Second Closing. BNS funded each tranche using available cash, and none of such funds were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting the Investment Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the securities reported herein for strategic investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; various laws and regulations applicable to the Issuer or the Reporting Person and their respective affiliates; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Investment Agreement described in Item 6 below, including the standstill and transfer restrictions and the participation rights therein, and applicable bank regulatory limitations and securities laws, the Reporting Person may, at any time and from time to time, sell Common Shares or other securities of the Issuer then held by the Reporting Person directly to the Issuer, through sales plans, in the open market, in privately negotiated transactions, through a public offering or otherwise or acquire additional Common Shares or other securities of the Issuer directly from the Issuer, in the open market, in privately negotiated transactions or otherwise, including the disposition or acquisition of Common Shares or other securities of the Issuer in connection with BNS's banking, securities, derivatives, asset management or similar businesses, including in client, brokerage and investment accounts. In addition, to the extent permitted under the Investment Agreement and applicable laws, the Reporting Person may propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with management of the Issuer, the board of directors of the Issuer (the "Key Board"), other shareholders of the Issuer and other relevant parties, including extraordinary corporate transactions involving the Issuer, such as: mergers; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business, governance or corporate structure.

As further described in Item 6 below, pursuant to the Investment Agreement, the Reporting Person has the right to designate individuals to be elected or nominated for election to the Key Board. The directors designated by BNS may influence the corporate activities of the Issuer, including activities that may relate to transactions or other matters described in clauses (a) through (j) of Item 4 of Schedule 13D, and therefore, the Reporting Person may indirectly have such influence through the Issuers' directors that it has designated. However, as described in Item 6 below, in no event will BNS have a right to designate a number of nominees that, upon election to the Key Board, would cause BNS to be presumed to "control" the Issuer pursuant to the Bank Holding Company Act of 1956 (the "BHC Act").

Other than as described in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate number and percentage of Common Shares beneficially owned by the Reporting Person to which this Schedule 13D relates is 162,981,232 shares, constituting approximately 14.93% of the Issuer's outstanding Common Shares. The percentage of Common Shares of the Issuer is based on an aggregate number of 976,616,811 Common Shares of the Issuer outstanding as of December 24, 2024, plus the 115,042,316 Common Shares issued to the Reporting Person at the Second Closing.

BNS has sole voting power and sole dispositive power over the Investment Shares as well as 62,051 Common Shares directly held by BNS on a proprietary basis as of January 3, 2025.

The aggregate number of Common Shares reported herein includes (i) 4,031 Common Shares held in connection with ordinary course investment banking and financial services activities by Scotia Capital Inc., a wholly owned subsidiary of BNS, as of January 3, 2025 and (ii) 43,475 Common Shares held by certain wholly owned subsidiaries of BNS solely in a fiduciary capacity as part of BNS's wealth management businesses, including in client, brokerage and investment accounts, as of January 3, 2025. BNS may be deemed to be an indirect beneficial owner of such shares held by its wholly owned subsidiaries, and thus may hold shared voting power and shared dispositive power over such shares.

To the best knowledge of BNS, as of the date of this Schedule 13D, none of the Related Persons beneficially owns any Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Same as (a) above.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D and the transactions described in Schedule II attached hereto, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Related Persons, has effected any transaction in Common Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated by reference in its entirety into this Item 6.

Investment Agreement

Election of Directors

Pursuant to the Investment Agreement, the Issuer increased the size of the Key Board to 15 in order to elect, as of the date of the Second Closing, two individuals designated by BNS, Jacqui Allard, Group Head, Global Wealth Management at BNS, and Somesh Khanna, Co-Executive Chairman, Apexon Holdings Inc., to the Key Board for a term expiring at the 2025 annual meeting of the Issuer's stockholders.

After the Second Closing and prior to the 91st day after the Second Closing on which BNS and its affiliates no longer own at least 5% of the Common Shares issued and outstanding at such time (the "5% Fall-Away Date"), BNS will have the right to designate a number of nominees to the Key Board proportional to the percentage of issued and outstanding Common Shares owned by BNS, but, in any event, (i) prior to the 91st day after the Second Closing on which BNS and its affiliates no longer own at least 10% of the Common Shares issued and outstanding at such time (the "10% Fall-Away Date"), at least two members of the Key Board, (ii) prior to the 5% Fall-Away Date, at least one member of the Key Board and (iii) in all cases, no greater than 24% of the total members of the Key Board (it being agreed that in no event will BNS have a right to designate a number of nominees that, upon election to the Key Board, would cause BNS to be presumed to "control" the Issuer pursuant to the BHC Act).

Voting Restrictions

Until the 5% Fall-Away Date, at each meeting of the shareholders of the Issuer, BNS will be required to vote the Common Shares owned by it in the same manner as determined by the Key Board, other than with respect to (i) the approval (or non-approval) or adoption (or non-adoption) of, or other proposal directly related to any change of control of the Issuer that was not publicly disclosed prior to the third anniversary of the Second Closing, (ii) any Related Party Transaction (as defined in the Investment Agreement), (iii) any amendment (including by any restatement or supplement thereof) to the Third Amended and Restated Articles of Incorporation of the Issuer, as amended, the Fourth Amended and Restated Regulations of the Issuer or any other organizational documents of the Issuer that would disproportionately adversely affect BNS relative to other holders of Common Shares or (iv) the entrance by the Issuer or any of its subsidiaries into any new line of business.

Transfer Restrictions and Standstill

Subject to certain exceptions, BNS is prohibited from transferring any Common Shares acquired pursuant to the Investment Agreement until the first anniversary of the Second Closing (such period, the "Lock-Up Period"). Under the Investment Agreement, the Issuer has a right of first offer with respect to certain sales of Common Shares by BNS.

BNS is subject to certain standstill restrictions from the date of the Investment Agreement until the earliest to occur of (i) a change of control of the Issuer and (ii) the five-year anniversary of the Second Closing. Under the applicable standstill restrictions, subject to certain exceptions, BNS shall not (a) acquire any Common Shares if, after giving effect to such acquisition, BNS and its affiliates would own more than 19.99% of the Common Shares issued and outstanding at such time, (b) seek or propose to change or control the governance of the Issuer, including by soliciting proxies or otherwise advising or directing the vote of any shareholder of the Issuer, or (c) knowingly transfer any Common Shares owned by BNS to any activist shareholder, U.S. bank or bank holding company with U.S. assets of greater than $10 billion or any person who, immediately following such transfer, would be required to make a filing on Schedule 13D.

Registration and Pre-Emptive Rights

Pursuant to the Investment Agreement, the Issuer will provide customary registration rights to BNS and its affiliates and certain permitted transferees with respect to the Common Shares it owns. Following the Lock-Up Period, BNS will be entitled to continuous S-3 shelf registration rights, rights to request the Issuer facilitate up to two underwritten shelf takedowns in any 12-month period (so long as the expected aggregate gross proceeds from each such underwritten shelf takedown is at least $500 million or such offering includes all of BNS's Common Shares), as well as piggyback registration rights, in each case, subject to certain limitations as set forth in the Investment Agreement.

Subject to certain limitations as set forth in the Investment Agreement, following the First Closing and prior to the 5% Fall-Away Date, BNS will have the right to participate in certain issuances of Common Shares by the Issuer.

Bank Regulatory Matters

Pursuant to the Investment Agreement, neither the Issuer nor BNS shall take any action that would cause BNS or its affiliates or any of their respective partners or principals to (i) own, control or have the power to vote any class of voting securities of the Issuer in excess of 19.99% for purposes of the BHC Act; (ii) "control" the Issuer or be required to become a bank holding company pursuant to the BHC Act; (iii) "control" the Issuer pursuant to the Bank Act (Canada) (1991, c. 46) or (iv) serve as a source of financial strength to the Issuer or KeyBank National Association pursuant to the BHC Act.

Certain Other Terms and Conditions of the Investment Agreement

The Investment Agreement contains customary representations, warranties and covenants of each party.

The provisions of the Investment Agreement described above will terminate, subject to certain exceptions, if BNS ceases to beneficially own any shares of capital stock of the Issuer (other than any such shares held for passive investment only by BNS or its certain of its affiliates).

The foregoing summary of the Investment Agreement and the transactions contemplated thereby does not purport to be complete and, as such, is qualified in its entirety by the Investment Agreement set forth in Exhibit 99.1 hereto and incorporated in this Item 6 by reference.

Except as set forth herein, neither the Reporting Person nor any Related Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. -- Description

Exhibit 99.1 -- Exhibit 99.1 Investment Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on August 13, 2024)
https://www.sec.gov/ix?doc=/Archives/edgar/data/0000091576/000119312524199332/d750641d8k.htm

Exhibit 99.2 -- Schedule I, Information Relating to Directors and Executive Officers of The Bank of Nova Scotia

Exhibit 99.3 -- Schedule II, 60-Day Trading History

## Signatures
- THE BANK OF NOVA SCOTIA: /s/ George Jones, George Jones / Senior Vice President, Compliance GBM and Treasury (01/06/2025)